

February 7, 2011

Richard M. Lavers
Chief Executive Officer
All American Group, Inc.
2831 Dexter Drive
Elkhart, Indiana 46514

> **Re:** **All American Group, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed January 21, 2011**
> **File No. 005-19485**
>
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 21, 2011**
> **File No. 333-171241**

Dear Mr. Lavers:

We have reviewed your amended filings and response letter dated January 21, 2011. Please respond to this letter by amending your registration statement and providing the requested information. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Item 3. Identity and Background of Filing Persons, page 3

1. We reissue prior comment four as it related to Item 11 of your Schedule 13E-3.

Form S-4

General

2. We note your response to prior comment nine. Your disclosure on page 54 discusses those directors and officers who are <u>presently serving</u> as directors or officers of your company. Item 18(a)(7) of Form S-4 requires disclosure of each person who will serve as an executive officer or director of the surviving company. In this regard, we note your disclosures in the third paragraph on page two and in the first two paragraphs on page 40

in which you state that only certain officers and directors will continue serving in those capacities following the effective time of the merger. Please revise your disclosure on page 54 to clearly identify those individuals who will serve as executive officers and directors of the surviving company.

Introduction

3. As requested in prior comment 11, please **highlight** that holders of the trust units may not receive any cash payment from liquidating trust. Also, disclose here and in the corresponding section on page 60 how the Schedule 13E-3 filing persons would benefit from a sale of the Specialty Vehicles business after the time period required or for a price not meeting the threshold required for the Trust to receive any proceeds from the sale. Please also clarify whether the surviving corporation has any obligation or current intention to use commercially reasonable efforts to actively seek out a transaction meeting the sale price requirements. We note that Section 5.13(b) of the Merger Agreement requires the company to use commercially reasonable efforts to sell the business prior to the Outside Sale Date.

Special Factors, page 17

Background, page 17

4. We note your response to prior comment 19. Please provide us your legal analysis as to whether the previously-referenced liquidation analysis falls within the description of reports subject to disclosure under Item 1015 of Regulation M-A.

Fairness of the Merger, page 26

5. We note the revisions made in response to prior comment 28. Please revise the fifth bullet point in this section to more specifically quantify the expenses of remaining a reporting entity.

6. We note your response to prior comment 29 and we reissue it. Our comment addressed the financial analyses conducted by Houlihan Lokey and not solely the liquidation analysis that underlied a portion of Houlihan Lokey's analyses.

Opinion of Houlihan Lokey Financial Advisors, Inc., page 32

7. We note your response to prior comment eight and this new disclosure section. It is unclear how the disclosure complies with Item 1015(b) of Regulation M-A. We disagree with the second paragraph of your response to prior comment 8: whether the special committee relied on a particular analysis in evaluating the transaction is not the determining factor under Item 1015(b)(6) of Regulation M-A.

8. We reissue prior comment 31. Our comment was not intended to be limited to a situation where the special committee relied solely on the financial advisor's opinion.

Miscellaneous, page 36

9. Please quantify any and all fees Houlihan Lokey (or any of its affiliates) has received or will receive from the subject company and any of its affiliates, as required by Item 1015(b)(4) of Regulation M-A. Also, clarify in your disclosure whether Houlihan Lokey (or any of its affiliates) has committed to invest with H.I.G. Capital (or any affiliate) with respect to the current transaction.

Federal income tax consequences of the Merger to the Company . . . , page 43

10. We note your response to comment 37 in our letter dated January 13, 2011. Please revise to discuss the tax consequences of the transaction for each filing person. For example, we note that you have not discussed the tax consequences with respect to Sami W. Mnaymneh, Anthony A. Tamer, Matthew Sandford, and Fabian Armas.

Summary Financial Data, page 75

11. We note your response to comment 40. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges. See Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with Item 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Daniel Duchovny, Special Counsel in the Office of Mergers & Acquisitions at (202) 551-3619 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

cc: James A. Strain, Esq. (*via facsimile at* (317) 713-3468)
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204